SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13D-2(a)

(Amendment No. 2)*

PACIFIC GOLD CORP.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

69433M103
(CUSIP Number)

Robert Landau ZDG Holdings Inc. 477 Richmond Street West, #301 Toronto, Ontario, Canada M5V 3E7 Telephone: (647) 288-1506
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 8, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69433M103	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ZDG Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian (Ontario)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,600,000 Shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,600,000 Shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,600,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 69433M103	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ZDG Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian (Ontario)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000 Shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,000 Shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * Less than one percent
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 69433M103	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Robert Landau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,485,057 Shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,485,057 Shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,485,057 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.47%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 69433M103	Page 5 of 7 Pages

Item 1.

Securities and Issuer

The class of equity securities to which this statement relates is the Common Stock, par value $.001 per share, of Pacific Gold Corp. (“Issuer”), a Nevada corporation, whose principal executive offices are located at 157 Adelaide Street, West, Suite 600, Toronto, Ontario, Canada M5H 4E7.

Item 2.

Identity and Background

This statement is filed on behalf of ZDG Holdings Inc., ZDG Investments Limited and Robert Landau (the “Reporting Persons”).  The Reporting Persons’ business addresses are 477 Richmond Street West, #301, Toronto, Ontario, Canada M5V 3E7.  ZDG Holdings Inc. and ZDG Investments Limited are Ontario companies. Mr. Landau is a Canadian citizen.

Robert Landau is currently the Chief Executive Officer of the Issuer.

An affiliate of the Reporting Persons has outstanding notes due it from the Issuer in excess of $1,463,000 to the Issuer, borrowed for working capital and equipment purchases.

The Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

The Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.

Source and Amount of Funds or Other Consideration

The corporate Reporting Persons acquired the 16,605,000 shares of the Issuer’s Common Stock reported upon in this amended Schedule 13D as an investment.

Robert Landau acquired the 1,485,057 shares of the Issuer’s Common Stock reported upon in this amended Schedule 13D as compensation for services to the Issuer and an option for 300,000 shares in connection with his employment by the Issuer, of which 225,000 shares are vested.  Mr. Landau acquired 1,260,000 shares of the Issuer’s Common Stock on March 8, 2007 in connection with his employment with the Issuer.

Item 4.

Purpose of Transactions

The Reporting Persons acquired the securities specified in Item 3 above for investment purposes and as compensation.

(a)

The Reporting Persons may acquire and sell additional securities from time to time in the market or in private transactions.  The Reporting Persons do not have any agreements to acquire any additional Common Stock at this time other than through employment arrangements.  The Reporting Persons have lent sums to the Issuer for working capital purposes.

SCHEDULE 13D

CUSIP No. 69433M103	Page 6 of 7 Pages

(b)

The Reporting Persons may cause the Issuer to pursue one or more operating businesses for acquisition and completing one or more mergers or other business combinations with such business or businesses for the purpose of expanding its mining business.  The Reporting Persons have not identified at this time any business for acquisition and has no agreements or arrangements for a merger or other business combination.

(c)

The Reporting Persons may cause the Issuer to engage in private or public offerings of its securities for the purpose of raising additional working capital.

(d)

The Reporting Persons may take action to change the directors or change the size of the board and fill any newly created vacancies to effect a change of control of the Issuer and to change the officers and other management of the Issuer.  The Reporting Persons have not determined at this time, however, whether they will take any of the foregoing actions with respect to the Board of Directors of the Issuer.

The Reporting Persons have not determined at this time, however, whether one or the other will take any of the foregoing actions with respect to the Board of Directors of the Issuer.

Except as discussed above, the Reporting Persons do not have any plans or proposals to effect any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

The Reporting Persons are, in the aggregate, the beneficial owner of an aggregate of 18,090,057 (including 225,000 vested options) shares of Issuer’s Common Stock.  The Reporting Persons have sole voting and dispositive power over such shares.  The Reporting Persons, together, beneficially own 30.18% of the Issuer’s outstanding shares of Common Stock.  Mr. Robert Landau may exercise this voting and dispositive authority for the Reporting Persons.

During the last 60 days, Mr. Landau was issued 1,260,000 shares of common stock on March 8, 2007 as compensation for services rendered, in a transaction considered exempt under Section 4(2) of the Securities Act of 1933.

Item 6.

Contracts, Arrangements, Understandings or

Relationships with Respect to the Securities of the Issuer

Not Applicable.

Item 7.

Material to be Filed as Exhibits

Not Applicable.

SCHEDULE 13D

CUSIP No. 69433M103	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2007

ZDG HOLDINGS INC.

/s/ Robert Landau___________________

 Robert Landau, Authorized Signatory

ZDG INVESTMENTS LIMITED

/s/ Robert Landau___________________

 Robert Landau, Authorized Signatory

/s/ Robert Landau___________________

Robert Landau